

Mail Stop 3561

June 3, 2010

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
4240 East Elwood Street
Phoenix, Arizona 85040

       Re: **NowAuto Group, Inc.**
                Form 10-KSB/A for the Fiscal Year Ended June 30, 2008
                Filed October 21, 2008
                Form 10-Q for the Fiscal Quarter Ended September 30, 2008
                Filed November 14, 2008
                Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
                Filed May 20, 2009
                Form 10-Q for the Fiscal Quarter ended March 31, 2009
                Filed May 20, 2009
                Form 10-K for the Fiscal Year Ended June 30, 2009
                Filed October 19, 2009
                Form 10-Q for the Fiscal Quarter Ended September 30, 2009
                Filed November 16, 2009
                Item 4.01 and 4.02 Form 8-K
                Filed September 4, 2009
                Item 4.01 Form 8-K
                Filed September 11, 2009
                File No. 0-50709

Dear Mr. Miller:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                Sincerely,

                                Jennifer Thompson
                                Accounting Branch Chief